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                           September 8, 2020

       Eric Rice
       Chief Executive Officer
       Quanta, Inc.
       3606 W. Magnolia Blvd
       Burbank, CA 91505

                                                        Re: Quanta, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 2,
2020
                                                            File No. 333-248553

       Dear Mr. Rice:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason L.
Drory at 202-551-8342 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Matheau J. W. Stout,
Esq.